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                                     LEASE

This Lease is made on July 30, 1999

     BETWEEN the Tenant(s) Intercapital Global Fund, Ltd. whose address is One High Street, St. Johns, Antigua referred to as the "Tenant" AND the Landlord Devonshire House, Ltd. referred to as the "Landlord" whose address is Devonshire House, Queen Street, The Bahamas, Nassau. The word "Tenant" means each Tenant named above.

1. Property. The Tenant agrees to rent from the Landlord and the Landlord agrees to lease to the Tenant the Office Suite located at Devonshire House, Queen Street, The Bahamas, Nassau, referred to as the "office"

2. Term. The term of this Lease will begin on August 1, 1999, and ending May 31, 2000. The Landlord is not responsible if the Landlord cannot give the Tenant posession of the office at the start of this Lease. However, rent will only be charged from the date on which possession of the office is made available to the Tenant. If the Landlord cannot give possession within 30 days after the starting date, the Tenant may cancel this Lease.

3.   Rent.  The Tenant agrees to pay $700.00, as rent to be paid as follows:

$700.00 per month, due on the 1/st/ day of each month. The first payment of rent and any security deposit is due upon signing of this Lease by the Tenant. The Tenant must pay a late charge of $55.00, for each payment that is more than 10 days late. This late charge is due with the monthly rent payment.

4.   Security deposit.   The Tenant has deposited $700.00, which the Landlord as
security that the Tenant will comply with all the terms of this Lease. If the Tenant complies with the terms of this Lease, the Landlord will return this deposit within 30 days after the end of the Lease, including any extension. The Landlord may use as much of the deposit as necessary to pay for damages resulting from the Tenant's occupancy. If this occurs prior to Lease termination, The Landlord may demand that the Tenant replaces the amount of the security Deposit used by the Landlord. If the Landlord sells the property, the Landlord may transfer the deposit to the new owners for the Tenant's benefit. The Landlord will notify the Tenant of any sale and transfer of the deposit.

5.   Landlord's Agent.   The Landlord authorizes the following person(s) to
manage the property on behalf of the Landlord (name(s) and address(es): N/A

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6.   Use of Property.  OFFICE SUITE

7.   Utilities.   The Landlord will pay for the following utilities:

     (X)cold water   (X)hot water                 (X)electricity
     (X)heat         ( )air conditioning          ( )gas


     The Tenant will pay for the following utilities:

     ( )cold water   ( )hot water                              ( )electricity
     ( )heat         (X)air conditioning-at $50.00 per month   ( )gas


Validity of Lease. IF a clause or provision of this Lease is legally invalid, the rest of this Lease remains in effect.

Parties.            The Landlord and each of the Tenants are bound by this
Lease. All parties who lawfully succeed to their rights and responsibilities are also bound.

Entire Lease.       All promises the Landlord has made are contained in this
written Lease. This Lease can only be changed by an agreement in writing by both the Tenant and the Landlord.

Signatures.         The Landlord and the Tenant agree to the terms of this
Lease. If the Lease is made by a corporation, its proper corporate offices sign and its corporate seal is affixed.






                               /s/ O.B.
                               -------------------------------
                                 Devonshire House, Ltd.



                               /s/ S.M.
                               --------------------------------
                                 Intercapital Global Fund, Ltd.